Via Edgar

April 15, 2022

Frank Knapp
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	A SPAC II Acquisition Corp.

Registration Statement on Form S-1

Filed March 28, 2022

File No. 333-263890

Dear Mr. Knapp:

On behalf of our client, A SPAC II Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 11, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Registration Statement on Form S-1 filed 3/28/22

Cover page

1.	We note your statements you intend to focus your search for a target company on North America, Europe and Asia (excluding Mainland China, Hong Kong and Macao), but also that there is no restriction on the geographic location for your target search. We also note your response letter dated February 4, 2022 stating that the company has decided not to acquire a business in China, making prior staff comments inapplicable. Please revise your cover page and similar disclosures throughout your prospectus to include a clear, prominent and affirmative representation that you will not undertake an initial business combination with any entity with principal business operations in China, including Hong Kong and Macao.

Response: The Company made changes in response to the Staff’s comment on the cover page and page 2, 36, 79 and 84.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner